# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Enviri Corporation, CIK 0002104052
CUSIP: 29390K102
Title of class of securities: Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: TWO LOGAN SQUARE, 100-120 N. 18TH STREET, SUITE 1700, PHILADELPHIA, Pennsylvania (PA), 19103
Date of event which requires filing of this statement: 06/01/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001218735

## Reporting persons
- Mason Capital Management LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,031,750; sole dispositive power 0; shared dispositive power 1,031,750; aggregate amount beneficially owned 1,031,750 (3.7% of the class)
  Comment: The information set forth on this cover page reflects information as of the close of business on July 14, 2026. As of June 1, 2026, the Reporting Person may have been deemed to beneficially own 1,770,959 shares of Common Stock (as defined in Item 2(a)), representing 6.3% of the shares of Common Stock outstanding as of such time.
- Kenneth M. Garschina: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,031,750; sole dispositive power 0; shared dispositive power 1,031,750; aggregate amount beneficially owned 1,031,750 (3.7% of the class)
  Comment: The information set forth on this cover page reflects information as of the close of business on July 14, 2026. As of June 1, 2026, the Reporting Person may have been deemed to beneficially own 1,770,959 shares of Common Stock, representing 6.3% of the shares of Common Stock outstanding as of such time.
- Michael E. Martino: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,031,750; sole dispositive power 0; shared dispositive power 1,031,750; aggregate amount beneficially owned 1,031,750 (3.7% of the class)
  Comment: The information set forth on this cover page reflects information as of the close of business on July 14, 2026. As of June 1, 2026, the Reporting Person may have been deemed to beneficially own 1,770,959 shares of Common Stock, representing 6.3% of the shares of Common Stock outstanding as of such time.

## Item 1. Issuer
Name of issuer: Enviri Corporation
Address of issuer's principal executive offices: Two Logan Square, 100-120 N. 18th Street, 17th Floor Philadelphia PA 19103

## Item 2. Person Filing
Name of person filing:
This Schedule is being filed jointly by the following reporting persons (hereinafter sometimes collectively referred to as the "Reporting Persons"):

(i) Mason Capital Management LLC, a Delaware limited liability company ("Mason Capital Management"), with respect to the common stock, par value $0.00001 per share ("Common Stock"), of Enviri Corporation directly held by Mason Capital Master Fund, L.P., a Cayman Islands exempted limited partnership ("Mason Capital Master Fund"), the general partner of which is Mason Management LLC ("Mason Management");

(ii) Kenneth M. Garschina ("Mr. Garschina"), with respect to the shares of Common Stock directly held by Mason Capital Master Fund; and

(iii) Michael E. Martino ("Mr. Martino"), with respect to the shares of Common Stock directly held by Mason Capital Master Fund.

Mason Capital Management is the investment manager of Mason Capital Master Fund. Mason Capital Management may be deemed to have beneficial ownership over the shares of Common Stock directly held by Mason Capital Master Fund by virtue of the authority granted to Mason Capital Management by Mason Capital Master Fund and Mason Management to vote and exercise investment discretion over such shares. Mr. Garschina and Mr. Martino are managing principals of Mason Capital Management and the sole members of Mason Management.

The filing of this statement should not be construed as an admission that any Reporting Person is, for the purposes of Section 13 of the Securities Exchange Act of 1934, as amended, the beneficial owner of the shares of Common Stock reported herein.
Address of principal business office or, if none, residence: The principal business office address of Mason Capital Management, Mr. Garschina and Mr. Martino is c/o Mason Capital Management LLC, 110 East 59th Street, New York, New York 10022.
Citizenship: Mason Capital Management is a Delaware limited liability company. Messrs. Garschina and Martino are United States citizens.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

The percentages set forth in this Schedule 13G are calculated based upon an aggregate of 28,103,750 shares of Common Stock outstanding as of June 1, 2026, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2026, filed with the Securities and Exchange Commission on June 8, 2026.
Percent of class: 3.7%
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 2(a).

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 99.1: Joint Filing Agreement

## Signatures
- Mason Capital Management LLC: /s/ John Grizzetti, John Grizzetti, Chief Operating Officer (07/14/2026)
- Kenneth M. Garschina: /s/ Kenneth M. Garschina, Kenneth M. Garschina, Individually (07/14/2026)
- Michael E. Martino: /s/ Michael E. Martino, Michael E. Martino, Individually (07/14/2026)